ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«_3_» _августа_ 200_7_г.    No _46-12-381_

**[hand over personally by courier]**
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
USA

Re:   Surgutneftegas OJSC (File No. # 82-4302–Rule 12g3-2(b))

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit information on the significant fact and information on developments which may significantly affect the value of securities of OJSC "Surgutneftegas".

This material is furnished under paragraph  (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov** at **(7 495) 628 52 71** or **Andrey Serebryakov** at **(7 3462) 42 63 41**. Please date the stamp on the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Building 1, Moscow, Russian Federation, 101000.**

Enclosure:  a copy of 2 pages.

Sincerely yours,

Anton I. Molchanov

Heard of Securities Department

«_3_» _августа_ 200_7_г.

№ _46-12-381_

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450
США

О направлении информации
о существенных событиях
(файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам сообщение о существенном факте и сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг ОАО «Сургутнефтегаз».

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 495) 628 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41**. Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя Татьяны Макаркиной, **Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 2 л. в 1 экз.

С уважением,

Начальник управления
ценных бумаг

А.И.Молчанов

Стативка
(7 3462) 42 63 39

# Information on the significant fact
## "Information on facts entailing a single increase (decrease) in net profit or net loss of the issuer by more than 10 percent"

| 1. General Information | |
|---|---|
| 1.1. The issuer's full corporate name | **Open Joint Stock Company "Surgutneftegas"** |
| 1.2. The issuer's abbreviated corporate name | **OJSC "Surgutneftegas"** |
| 1.3. The issuer's location | **ul. Kukuyevitskogo 1, Surgut, Tyumenskaya Oblast, Russian Federation** |
| 1.4. The issuer's OGRN code | **1028600584540** |
| 1.5. The issuer's taxpayer identification number (INN) | **8602060555** |
| 1.6. The issuer's unique code as assigned by the registering authority | **00155-A** |
| 1.7. Website used by the issuer to disclose information | **www.surgutneftegas.ru** |

| 2. Information Content |
|---|
| 2.1. Fact entailing a single increase (decrease) in net profit or net loss of the issuer by more than 10 percent: *increase in net profit.* |
| 2.2. Date of the fact entailing a single increase in net profit of the issuer by more than 10 percent: *July 26, 2007.* |
| 2.3. The issuer's net profit in the first quarter of 2007: **RUR 8,084,610 thousand.** |
| 2.4. The issuer's net profit in the second quarter of 2007: **RUR 31,198,212 thousand.** |
| 2.5. Change in the issuer's net profit: <br> - in absolute terms: **RUR 23,113,602 thousand;** <br> - in percentage terms: **285.9%.** |

| 3. Signature |
|---|
| 3.1. *Acting Director General OJSC "Surgutneftegas"* _____ **Nikolai I. Matveev** |
| 3.2. Date 31 July 2007                    Stamp |
| 3.3. *Chief Accountant OJSC "Surgutneftegas"* _____ **Mikhail N. Globa** |
| 3.4. Date 31 July 2007 |

# Information on developments which may significantly affect the value of securities of OJSC "Surgutneftegas"
## "On acquiring by the Joint Stock Company a share in the charter capital of another profit organization amounting to at least 5%, or ordinary shares of another joint stock company amounting to at least 5%"

| 1. General Information | |
|---|---|
| 1.1. The issuer's full corporate name | *Open Joint Stock Company "Surgutneftegas"* |
| 1.2. The issuer's abbreviated corporate name | *OJSC "Surgutneftegas"* |
| 1.3. The issuer's location | *ul. Kukuyevitskogo 1, Surgut, Tyumenskaya Oblast, Russian Federation* |
| 1.4. The issuer's OGRN code | *1028600584540* |
| 1.5. The issuer's taxpayer identification number (INN) | *8602060555* |
| 1.6.The issuer's unique code as assigned by the registering authority | *00155-A* |
| 1.7. Website used by the issuer to disclose information | *www.surgutneftegas.ru* |

| 2. Information Content |
|---|
| 2.1. Full corporate name of the profit organization with the charter capital the share in which has changed: *Open Joint Stock Company "Joint Stock Bank "ROSSIYA";* |
| 2.2. Location of the above mentioned profit organization: *Rastrelli Square, 2, liter A, Saint Petersburg, Russian Federation;* |
| 2.3. Share of OJSC "Surgutneftegas" in the charter capital of the above mentioned organization before change: *0.00012%;* |
| 2.4. Ordinary shares of the above mentioned organization held by OJSC "Surgutneftegas" before change: *0.0%;* |
| 2.5. Share of OJSC "Surgutneftegas" in the charter capital of the above mentioned organization after change: *6.77864%;* |
| 2.6. Ordinary shares of the above mentioned organization held by OJSC "Surgutneftegas" after change: *0.0%;* |
| 2.7. Date when the share of OJSC "Surgutneftegas in the charter capital of the above mentioned organization changed: *31.07.2007.* |

| 3. Signature | |
|---|---|
| 3.1. *Acting Director General OJSC "Surgutneftegas"* _____ *Nikolai I. Matveev* | |
| 3.2. Date 01 August 2007 | Stamp  *END* |